Continental

Press Release

Continental AG and Siemens VDO Automotive AG join together to form automotive supplier at forefront of global market

- **Biggest purchase in Continental's history clears way to excellent future prospects**
- **Unsurpassed competence in chassis, safety, powertrain systems and infotainment**
- **Consolidated innovative prowess and broad product portfolio with top technologies**
- **Creative power of employees indispensable in carrying through integration**
- **Wennemer: "Fair price paid" – attractive financing conditions**

Hanover, July 25, 2007. With the biggest acquisition in its 136-year history, Continental AG, Hanover, is investing itself with excellent prospects for the future in a global market that, while demanding, is equally rich in opportunities. Continental is buying the Siemens VDO Automotive AG from Siemens AG, Berlin/Munich, for 11.4 billion euros. In so doing, it is advancing to a position among the top five worldwide in this industry. On Wednesday the supervisory boards of Siemens AG and of Continental AG, in Munich and Hanover respectively, gave their consent for the transaction. Execution of the acquisition is contingent on the approval of the appropriate antitrust authorities. As per 2006, Continental and Siemens VDO Automotive AG realize aggregate annual sales of around 25 billion euros with a worldwide workforce of close to 140,000.

"Together Continental and Siemens VDO Automotive AG, two companies rich in tradition and endowed with an enormous performance capability, have the once-in-a-lifetime opportunity to forge a global frontrunner in the automotive supplier sector. By joining forces, pooling our innovative prowess and allying our leading positions worldwide in key market segments like safety, chassis, powertrain systems and telematics/infotainment, we are extremely well placed to take on the global competition and to profit from all mega-trends in our branch of industry," said Continental Executive Board chairman Manfred Wennemer. "We are well aware of the magnitude of the task. A high measure of flexibility, creativity and willingness to institute change is a sine qua non all around in the demanding process of integrating the two companies in a spirit of genuine partnership. We are convinced that the creativeness of both companies' committed employees will allow our joint project to be crowned with success!"

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With the acquisition, Continental AG continues to rigorously pursue a strategy of value-generating growth in synch with the claim of rendering individual mobility safer, more comfortable and more environmentally compatible. "In buying Siemens VDO Automotive AG, Continental is taking the logical next step in its evolution to full-range, integrated systems supplier.

We initiated this process with the purchase of Teves in 1998. It progressed further with the take-over of Temic and the automotive electronics business of automotive electronics business of Motorola, Inc. and is now culminating, for the present, with the Siemens VDO Automotive AG acquisition. The new Continental thus stands for a future mobility that is intelligent and highly innovative, making it an even more potent partner to the automotive industry," said Dr. Karl-Thomas Neumann, Executive Board member responsible for the Automotive Systems division. He underscored the advantages of the new Continental:

- Pooled know-how in systems technologies like driver-assistance, environment sensors, telematics and electronic brakes will crucially advance the integration of passive and active vehicular safety and, with the innovative systems it generates, also set new standards in the areas of traffic management and accident prevention.
- In close cooperation with customers in the automotive industry, the company will be able to exploit its position as leading innovator in the area of powertrain systems – for electric motors and hybrid technology as well as for engine and transmission management systems – to achieve crucial headway in meeting the worldwide goal of a reduction in CO_2 emissions.
- The intelligent nexus of its top standing worldwide in the telematics domain and its competence in infotainment systems as well as instrument panel controls will enable the company to create a broader scope of utility value for OE customers and end users.

"At the same time we are significantly expanding our market position in Europe, North America and Asia. We are also welding a happy bond of bundled innovation synergies and top quality, further enhanced efficiency and an optimally balanced product portfolio. In the future this will surely enable us to profit from the major trends in key market segments, with the best interest of our customers, shareholders and employees uppermost in our minds," emphasized Continental Executive Board chairman Wennemer. He cited a few examples:

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- Increasingly comprehensive statutory regulations and the demands of motorists worldwide will trigger a much greater market for active and passive vehicle safety components and systems.
- As a result of increasingly stringent consumption and emissions stipulations all around the globe and the wishes and demands of end consumers, there is a dynamically growing need for environmentally compatible, climatically neutral powertrain systems – for conventional engines as well as for hybrid technology or ultra-energy-efficient battery systems.
- The continued steep rise in the volume of data and information exchanged between the vehicle, the driver and the infrastructure will give birth to new and rapidly developing markets involving all aspects of networked systems and products in the areas of infotainment and telematics.
- The demand for affordable cars will experience two-digit growth worldwide in the next few years. All-in systems suppliers of even simple solutions stand to benefit.

"The price agreed upon is commensurate and fair when one takes into consideration these far-reaching operational and strategic advantages, the anticipated net synergy potential in the order of minimum170 million euros a year as of 2010, and the tax advantages of around a million euros that we realize in connection with the transaction – and which do not work out to any loss of revenue for the state," stressed Wennemer. "We want to boost this potential as quickly as possible, in equally rigorous and efficient fashion." The integration is to be effected briskly. Here Continental can draw, in particular, on experience gathered in the successful integration processes of the past ten years, as shown not only in the case of Teves, Temic and Motorola but also by the example of Phoenix.

Contingent on the approval of the respective antitrust authorities, we expect closing of the transaction prior to the end in the fourth quarter 2007. The integration will have been concluded by the end of 2009, with the lion's share to be completed already next year. "Obviously restructuring processes will be necessary in the course of enforcing the overall project. Here we shall first see to it that the plans worked out by Siemens VDO Automotive AG under Siemens management are quickly implemented," stressed Wennemer.

At the same time the Continental Executive Board chairman expressly called upon employees at both companies, as well as employee representatives, to play a proactive and constructive role in shaping the upcoming integration and restructuring processes within the scope of codetermination.

"We want to jointly arrive at fair solutions. We shall respond to suggestions, questions and, of course, any reservations as may be voiced and do everything in our power to ensure that sight is not lost of the individual employee. Proceeding in dialog, we intend to implement the integration as smoothly as possible and shape the impact of restructuring in a socially acceptable manner."

Continental's Executive Board member for finance, Dr. Alan Hippe, emphasized that the financing of the purchase price does not present an issue. "The Siemens VDO Automotive AG acquisition will have the effect of shaping a more efficient capital structure at Continental. We have already been able to negotiate attractive terms with the banks. As announced, we have sewn up a financing package that allows us to meet our target of a consistently solid credit rating of BBB or Baa2. Currently rated BBB+ and Baa1, Continental remains in close touch with the rating agencies in this regard. The package will be comprised largely of borrowings on equity, backed up by measures aimed at bolstering our equity capital," Hippe explained.

At the same time, the Continental Executive Board chairman stressed: "Neither the sale of ContiTech nor of the tire divisions is planned." As to the future organizational structure, Wennemer announced that, as in the past, operations will be geared towards optimally shaping a corporation that is customer and market driven, efficiency-oriented and effective. "Nothing is going to change as far as the business units' and divisions' entrepreneurial orientation – in the truest sense of the word – is concerned. This will very possibly become even more pronounced," said Wennemer.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR 14.9 billion. At present, it has a worldwide workforce of around 87,000.

Direct queries and requests for further information to:

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Straße 9, 30165 Hannover
Ph.: 0511 938-1485, Fax: -1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Straße 9, 30165 Hannover
Ph.: 0511 938-1278, Fax: -1055
Email: prkonzern@conti.de

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Disclaimer:

- This press release has been prepared by Continental Aktiengesellschaft solely for the "Agreement to acquire Siemens VDO" on July 25, 2007.
- It has not been independently verified. It does not constitute an offer, invitation or recommendation to purchase or subscribe for any shares or other securities issued by Continental AG and neither shall any part of it form the basis of, or be relied upon in connection with, any contract or commitment whatsoever.
- Thus, neither Continental Aktiengesellschaft nor any of their affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss that may arise from any use of this document or its contents or otherwise arising in connection with this document.
- This presentation includes assumptions, estimates, forecasts and other forward-looking statements, including statements about our belief and expectations regarding future developments as well as their effect on the results of Continental. These statements are based on plans, estimates and projections as they are currently available to the management of Continental. Therefore, these statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Furthermore, although the management is of the opinion that these statements, and their underlying beliefs and expectations, are realistic, no guarantee can be given that the expected developments and effects will actually occur. Many factors may cause the actual development to be materially different from the expectations expressed here. Such factors include, for example and without limitation, changes in general economic and business conditions, fluctuations in currency exchange rates or interest rates, the introduction of competing products, the lack of acceptance for new products or services and changes in business strategy.

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